PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333-291974

Grayscale Sui Staking ETF

Prospectus Supplement No. 3 Dated October 5, 2026
To the Prospectus Dated April 16, 2026

This prospectus supplement (this “Prospectus Supplement”) forms part of, and should be read together with, the prospectus of Grayscale Sui Staking ETF (the “Trust”), dated April 16, 2026 (as supplemented or amended from time to time, the “Prospectus”). Capitalized terms used but not defined in this Prospectus Supplement have the meanings given to them in the Prospectus.

Purpose of This Prospectus Supplement

This Prospectus Supplement updates and supplements the Prospectus as described below.

On September 29, 2026, the Sponsor, on behalf of the Trust, and Anchorage Digital Bank N.A. (“Anchorage Digital” or the “Additional Custodian”) entered into the Sixth Amendment to the Master Custody Service Agreement, dated as of August 8, 2025, (as amended, the “Anchorage Digital Custodian Agreement”), pursuant to which the Trust became a party to the Anchorage Digital Custodian Agreement. Effective as of the date of this Prospectus Supplement, Anchorage Digital may serve as an additional custodian for the Trust’s SUI holdings.

As of the date of this Prospectus Supplement, the following updates to the Prospectus outlined herein shall be effective.

Except as expressly updated or supplemented by this Prospectus Supplement, the Prospectus remains unchanged. To the extent of any inconsistency between this Prospectus Supplement and the Prospectus, this Prospectus Supplement will control.

Shares of the Trust are listed on NYSE Arca, Inc. (“NYSE Arca”) under the symbol “GSUI.”

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Investing in the Shares involves significant risks. You should carefully consider the risk factors described beginning on page 18 in the Prospectus, in any applicable prospectus supplement and in the other documents incorporated or deemed incorporated by reference herein before you invest in the Shares.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The Trust is not an investment company registered under the Investment Company Act of 1940, as amended.

Please retain this Prospectus Supplement for future reference.

Date: October 5, 2026

UPDATES TO THE PROSPECTUS

Additional Custodian

On September 29, 2026, the Sponsor, on behalf of the Trust, and Anchorage Digital Bank N.A. (“Anchorage Digital” or the “Additional Custodian”) entered into the Sixth Amendment to the Master Custody Service Agreement, dated as of August 8, 2025 (as amended, the “Anchorage Digital Custodian Agreement”), pursuant to which the Trust became a party to the Anchorage Digital Custodian Agreement. Effective as of the date of this Prospectus Supplement, Anchorage Digital may serve as an additional custodian for the Trust’s SUI holdings. The Additional Custodian’s office is located at 101 South Reid Street, Suite 329, Sioux Falls, SD 57103.

The Sponsor intends to utilize Anchorage Digital’s services to custody a portion of the Trust’s SUI. The Trust’s existing custody arrangement with Coinbase Custody Trust Company, LLC is unaffected by the Trust’s entry into the Anchorage Digital Custodian Agreement, and Coinbase Custody Trust Company, LLC remains the Trust’s primary custodian. The Sponsor shall, in its sole discretion, determine the amounts held at either custodian as permitted by the Trust Agreement. At the current time, the Sponsor has not determined the total amount of the Trust’s SUI it will move to Anchorage Digital. The addition of Anchorage Digital reflects the Sponsor’s ongoing risk management approach as part of the Trust’s growing size. References to the “Custodian” in the Prospectus refer to Coinbase Custody Trust Company, LLC, Anchorage Digital and/or other custodians, collectively or in their individual capacities, as the context may require.

Under the Anchorage Digital Custodian Agreement, the Additional Custodian is required to keep the private keys associated with the Trust’s SUI held by the Additional Custodian in cold storage, except as otherwise permitted thereunder. The Sponsor expects that all of the Trust’s SUI held by the Additional Custodian and the related private keys will be held in cold storage on an ongoing basis, but a portion of such SUI may be held in hot wallets from time to time in connection with the settlement of creation or redemption transactions and the sale of SUI to pay Trust expenses.

The Additional Custodian retains custody of the private keys corresponding to the Trust’s SUI it holds in accordance with the terms and provisions of the Anchorage Digital Custodian Agreement. Multiple private key shards held by the Additional Custodian must be combined to reconstitute the private key required to sign any transaction to transfer the Trust’s assets. These security procedures are intended to remove single points of failure in the protection of the Trust’s assets.

The Additional Custodian will act only upon authenticated instructions from the Trust. Unless otherwise specified in an applicable agreement or instruction, the Sponsor, on behalf of the Trust, must designate at least three authorized persons, and the approval of at least two authorized persons is required for any instruction.

The Additional Custodian’s internal audit teams perform periodic internal audits over custody operations, and the Additional Custodian has represented that SOC attestations covering private key management controls are also performed on the Additional Custodian by external providers.

The Anchorage Digital Custodian Agreement provides that the Additional Custodian maintains commercial crime insurance or a fidelity bond with limits of not less than $100 million in the aggregate, which are intended to cover the loss of client assets under the Additional Custodian’s care, custody and control. The policy limit is not specific to the Trust or to customers holding SUI with the Additional Custodian, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.

The Anchorage Digital Custodian Agreement requires the Trust to indemnify the Additional Custodian, its affiliates and their respective officers, directors, agents, employees and representatives against certain losses arising from or related to the Trust’s material breach of the Anchorage Digital Custodian Agreement, among other things, except where a claim was caused by certain acts of the Additional Custodian. The Anchorage Digital Custodian Agreement also requires the Additional Custodian to maintain insurance policies and coverage.

In the event of a fork of the Blockchain, the Anchorage Digital Custodian Agreement provides that Anchorage Digital may temporarily suspend services, and may, in its sole discretion, determine whether or not to support (or cease supporting) either branch of the forked protocol entirely, provided that the Additional Custodian will support at least one branch of such fork, unless expressly prohibited by law.

The Sponsor has notified the Additional Custodian, on behalf of the Trust through a Pre-Creation/Redemption Abandonment Notice that the Trust will abandon, irrevocably and for no direct or indirect consideration, effective immediately prior to each time at which the Trust creates or redeems Shares, all Incidental Rights and IR Virtual Currency to which it would otherwise be entitled as of such time.

With respect to the Trust’s SUI held by the Additional Custodian, upon Sponsor instruction, the Additional Custodian will withdraw from the Trust’s account maintained with the Additional Custodian the amount of SUI necessary to pay the Trust's Sponsor’s Fee and any Additional Trust Expenses, consistent with the procedures described in “—Expenses; Sales of SUI—Disposition of SUI.” Fees paid to the Additional Custodian are a Sponsor-paid Expense.

Except as described above, all procedures set forth under the section “Business—Custody of the Trust’s SUI” beginning on page 85 of the Prospectus apply to the Trust’s arrangements with the Additional Custodian.

As used in the Prospectus, “Custodian” shall mean Coinbase Custody Trust Company, LLC, Anchorage Digital Bank N.A. and/or other custodians, collectively or in their individual capacities, as the context may require. In addition, the term “Custodian Fee” will include fees payable to the Additional Custodian for services it provides to the Trust, which the Sponsor shall pay to the Additional Custodian as a Sponsor-paid Expense.

The foregoing description of the Anchorage Digital Custodian Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Anchorage Digital Custodian Agreement, which is filed as Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed by the Registrant on the date hereof.

All other references in the Prospectus to the Trust’s custody arrangements are hereby deemed amended to conform to the foregoing, as applicable.

RISK FACTORS

In light of the foregoing, the following risk factors in the Prospectus are hereby amended and restated as set forth below:

The risk factor entitled “In the event of a hard fork of the Sui Network, the Custodian’s operations may be interrupted or subject to additional security risks that could disrupt the Trust’s ability to process creations and redemptions of Shares or otherwise threaten the security of the Trust’s SUI holdings” under the section entitled “Risk Factors—Risk Factors Related to Digital Assets,” on page 27 of the Prospectus, is hereby amended and restated in its entirety as follows and supersedes the corresponding risk factor contained in the Prospectus:

In the event of a hard fork of the Sui Network, the operations of the Custodian and the Additional Custodian may be interrupted or subject to additional security risks that could disrupt the Trust's ability to process creations and redemptions of Shares or otherwise threaten the security of the Trust's SUI holdings.

In the event of a hard fork of the Sui Network, the Custodian and the Additional Custodian may temporarily suspend certain operations, including deposits, withdrawals or transfers of SUI, while they evaluate the resulting networks and determine whether to support either branch. As a result, the Trust may suspend creations and redemptions during any such period.

In addition, any losses experienced by the Custodian and the Additional Custodian due to a hard fork, including due to replay attacks or technological errors in assessing the fork, could have a material adverse impact on an investment in the Shares.

The following risk factor under the section entitled “Risk Factors—Risk Factors Related to the Trust and the Shares,” on page 36 of the Prospectus, is hereby amended and restated as follows and supersedes the corresponding risk factor contained in the Prospectus:

The Trust relies on third-party service providers to perform certain functions essential to the affairs of the Trust and the replacement of such service providers could pose challenges to the safekeeping of the Trust’s SUI and to the operations of the Trust.

The Trust relies on the Custodian and the Prime Broker (together, the “Custodial Entities”), the Additional Custodian, the Authorized Participants and other third-party service providers to perform certain functions essential to managing the affairs of the Trust. In addition, Liquidity Providers are relied upon to facilitate the purchase and sale of SUI in connection with creations and redemptions of Shares in cash (“Cash Orders”), and the Transfer Agent and Grayscale Investments Sponsors, LLC (in such capacity, the “Liquidity Engager”) are relied upon to facilitate such Cash Orders. Any disruptions to a service provider’s business operations, resulting from business failures, financial instability, security failures, government mandated regulation or operational problems, could have an adverse impact on the Trust’s ability to access critical services and be disruptive to the operations of the Trust and require the Sponsor or the Liquidity Engager, as the case may be, to replace such service provider. Moreover, the Sponsor could decide to replace a service provider to the Trust, or the Liquidity Engager may decide to replace a Liquidity Provider, for other reasons.

If the Sponsor decides, or is required, to replace Coinbase Custody Trust Company, LLC as the custodian of the Trust’s SUI, Anchorage Digital Bank N.A., as the Additional Custodian of the Trust’s SUI or Coinbase, Inc. as the Prime Broker controlling and securing the Trust’s Settlement Balance, the transfer of the respective maintenance responsibilities of the

Trust’s account with Anchorage Digital, the Vault Balance or the Settlement Balance, as applicable, to another party or parties will likely be complex and could subject the Trust’s SUI to the risk of loss during the transfer, which could have a negative impact on the performance of the Shares or result in loss of the Trust’s assets.

Moreover, the legal rights of customers with respect to digital assets held on their behalf by a third-party custodian, such as the Custodial Entities, in insolvency proceedings are currently uncertain. The Prime Broker Agreement contains an agreement by the parties to treat the digital assets credited to the Trust’s Vault Balance and Settlement Balance as financial assets under Article 8 in addition to stating that the Custodian will serve as fiduciary and custodian on the Trust’s behalf with respect to the Trust’s SUI held in the Vault Balance, and that any SUI credited to the Settlement Balance will be treated as custodial assets.

The Custodial Entities’ parent, Coinbase Global, has also stated in its public securities filings that in light of the inclusion of provisions relating to Article 8 in its custody and prime broker client agreements, it believes that a court would not treat custodied digital assets as part of its general estate in the event the Custodial Entities were to experience insolvency. However, due to the novelty of digital asset custodial arrangements courts have not yet considered this type of treatment for custodied digital assets and it is not possible to predict with certainty how they would rule in such a scenario. Moreover, the Custodian, the Additional Custodian and the Prime Broker are potentially subject to different insolvency regimes and there is no assurance that the digital assets credited to the Trust’s Settlement Balance would be treated similarly to those credited to the Trust’s Vault Balance in an insolvency, notwithstanding the rights and obligations conferred under the Prime Broker Agreement or Coinbase Global’s views regarding the treatment of such assets under Article 8. In the event that the Custodian, the Additional Custodian or the Prime Broker and/or Coinbase Global became subject to insolvency proceedings and a court were to rule that the custodied digital assets were part of the Custodian’s, the Additional Custodian’s, the Prime Broker’s and/or Coinbase Global’s general estate and not the property of the Trust, then the Trust would be treated as a general unsecured creditor in such insolvency proceedings and the Trust would be subject to the loss of all or a significant portion of its assets.

In addition, the Custodian and the Additional Custodian are each a fiduciary under § 100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Investment Advisers Act and is licensed to custody the Trust’s SUI in trust on the Trust’s behalf. However, the SEC previously released proposed amendments in February 2023 to Rule 206(4)-2 that, if enacted as proposed, would amend the definition of a “qualified custodian” under Rule 206(4)-2(d)(6). Executive officers of the Custodian’s parent company have made public statements indicating that the Custodian would remain a qualified custodian under the proposed SEC rule, if enacted as proposed. In June 2025, however, the SEC formally withdrew that proposed rulemaking and stated that it does not intend to issue final rules based on the proposal. However, there can be no assurance that the Custodian would continue to qualify as a “qualified custodian” under a final rule that may be proposed or adopted by the SEC in the future.

To the extent that the Sponsor is not able to find a suitable party willing to serve as custodian, the Sponsor may be required to terminate the Trust and liquidate the Trust’s SUI. In addition, to the extent that the Sponsor finds a suitable party and must enter into a modified or separate custody agreement that is less favorable for the Trust or Sponsor and/or transfer the Trust’s assets in a relatively short time period, the safekeeping of the Trust’s SUI may be adversely affected, which may in turn adversely affect the value of the Shares. Likewise, if the Sponsor is required to replace any other service provider, it may not be able to find a party willing to serve in such capacity in a timely manner or at all. If the Sponsor decides, or is required, to replace an Authorized Participant and/or if the Liquidity Engager decides, or is required, to replace a Liquidity Provider, this could negatively impact the Trust’s ability to create new Shares, which would impact the Shares’ liquidity and could have a negative impact on the value of the Shares.

The risk factor entitled “The lack of full insurance and shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor, Transfer Agent and Custodial Entities expose the Trust and its shareholders to the risk of loss of the Trust’s SUI for which no person or entity is liable” under the section entitled “Risk Factors—Risk Factors Related to the Trust and the Shares” on page 39 of the Prospectus, is hereby amended and restated in its entirety as follows and supersedes the corresponding risk factor contained in the Prospectus:

The lack of full insurance and shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor, Transfer Agent, Custodial Entities and Additional Custodian expose the Trust and its shareholders to the risk of loss of the Trust’s SUI for which no person or entity is liable.

The Trust is not a banking institution or otherwise a member of the FDIC or Securities Investor Protection Corporation (“SIPC”) and, therefore, deposits held with or assets held by the Trust are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. In addition, neither the Trust nor the Sponsor insures the Trust’s SUI.

While the Custodian is required under the Prime Broker Agreement to maintain insurance coverage that is commercially reasonable for the custodial services it provides, and the Custodial Entities have advised the Sponsor that they maintain insurance at commercially reasonable amounts for the digital assets custodied on behalf of clients, including the Trust’s SUI, resulting from theft, shareholders cannot be assured that the Custodian or the Prime Broker will maintain adequate insurance or that such coverage will cover losses with respect to the Trust’s SUI.

In addition, the Additional Custodian is required under the Anchorage Digital Custodian Agreement to maintain certain insurance coverage, which the Sponsor believes is industry standard, including commercial crime insurance or a fidelity bond policies with limits of not less than $100 million in the aggregate, which are intended to cover the loss of client assets held in cold storage covering theft of money or other property under the Additional Custodian’s care, custody and control. Shareholders cannot be assured that the Additional Custodian will maintain adequate insurance or that such coverage will cover losses with respect to the Trust’s SUI.

Moreover, while the Custodian maintains certain capital reserve requirements depending on the assets under custody and to the extent required by applicable law, and such capital reserves may provide additional means to cover client asset losses, the Sponsor does not know the amount of such capital reserves, and neither the Trust nor the Sponsor have access to such information. The Trust cannot be assured that the Custodial Entities will maintain capital reserves sufficient to cover losses with respect to the Trust’s digital assets. In addition, such insurance and capital reserves maintained by the Custodial Entities and the Additional Custodian are shared among all of their respective customers and are therefore not specific to the Trust. Furthermore, Coinbase has represented in securities filings that the total value of crypto assets in its possession and control is significantly greater than the total value of insurance coverage that would compensate Coinbase in the event of theft or other loss of funds.

Furthermore, the Custodial Entities’ aggregate maximum liability with respect to breach of their obligations under the Prime Broker Agreement will not exceed the greater of: (i) the value of the SUI or cash involved in the event, including but not limited to transaction(s) or delivery(ies), giving rise to such liability at the time of the event giving rise to such liability; (ii) the aggregate amount of fees paid by the Trust to the Custodial Entities in respect of the Custodial and Prime Broker Services in the 12-month period prior to the event giving rise to such liability; or (iii) five million U.S. dollars. The Custodian’s total liability under the Prime Broker Agreement will not exceed the greater of: (i) the aggregate amount of fees paid by the Trust to the Custodian in respect of the custodial services in the 12-month period prior to the event giving rise to such liability; or (ii) the value of the SUI on deposit in the Vault Balance at the time the events giving rise to the liability occurred, the value of which will be determined in accordance with the Prime Broker Agreement.

In addition, the Custodian’s maximum liability in respect of each cold storage address that holds SUI is limited to the “Cold Storage Threshold” of $100 million. The Sponsor monitors the value of SUI deposited in cold storage addresses for whether the Cold Storage Threshold has been met by determining the U.S. dollar value of SUI deposited in each cold storage address on business days. Although the Cold Storage Threshold has never been met for a given cold storage address, to the extent it is met the Trust would not have a claim against the Custodian with respect to the digital assets held in such address to the extent the value exceeds the Cold Storage Threshold. The Custodial Entities and the Trust are not liable to each other for any special, incidental, indirect, punitive, or consequential damages, whether or not the other party had been advised of such losses or knew or should have known of the possibility of such damages.

Similarly, under the Anchorage Digital Custodian Agreement, except with respect to losses arising from its gross negligence, willful misconduct or fraud, the Additional Custodian will not be liable for losses incurred by the Trust in excess of the greater of (i) $5 million and (ii) the fees paid by the Trust to the Additional Custodian during the 12-month period before the liability arises. In addition, the Additional Custodian will not be liable for the Additional Custodian will not be liable for any losses, whether in contract, tort or otherwise, incurred by the Trust for any amount in excess of the fees paid by the Trust to the Additional Custodian during the 12-month period prior to when the liability arises. Further, the Additional Custodian will not be liable for (i) losses resulting from its ordinary negligence, (ii) losses arising from the Additional Custodian’s compliance with applicable laws, including sanctions laws administered by the Office of Foreign Assets Control, or (iii) special, indirect or consequential damages, or lost profits or loss of business, arising in connection with the Anchorage Digital Custodian Agreement.

The shareholders’ recourse against the Sponsor and the Trust’s other service providers for the services they provide to the Trust, including those relating to the provision of instructions relating to the movement of SUI, is limited. Consequently, a loss may be suffered with respect to the Trust’s SUI that is not covered by insurance and for which no person is liable in damages. As a result, the recourse of the Trust or the shareholders, under New York law, is limited.

The risk factor entitled “The value of the Shares will be adversely affected if the Trust is required to indemnify the Sponsor, the Trustee, the Transfer Agent or the Custodian under the Trust Documents” under the section entitled “Risk Factors—Risk Factors Related to the Trust and the Shares” on page 42 of the Prospectus, is hereby amended and restated in its entirety as follows and supersedes the corresponding risk factor contained in the Prospectus:

The value of the Shares will be adversely affected if the Trust is required to indemnify the Sponsor, the Trustee, the Transfer Agent, the Custodian or the Additional Custodian under the Trust Documents.

Under the Trust Documents, each of the Sponsor, the Trustee, the Transfer Agent, the Custodian and the Additional Custodian has a right to be indemnified by the Trust for certain liabilities or expenses that it incurs without gross negligence, bad faith or willful misconduct on its part. Therefore, the Sponsor, the Trustee, the Transfer Agent, the Custodian or the

Additional Custodian may require that the assets of the Trust be sold in order to cover losses or liability suffered by it. Any sale of that kind would reduce the NAV of the Trust and the value of the Shares.

The risk factor titled “Although the Custodian is a fiduciary with respect to the Trust’s assets, if the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it would trigger early termination of the Trust” under the section titled “Risk Factors—Risk Factors Related to Potential Conflicts of Interest” on page 58 of the Prospectus, is hereby amended and restated in its entirety as follows and supersedes the corresponding risk factor contained in the Prospectus:

If the Custodian or the Additional Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it would trigger early termination of the Trust.

A Custodial Entity may terminate the Prime Broker Agreement at any time for Cause (as defined in "Business—Description of the Prime Broker Agreement—Term; Termination and Suspension") or upon one hundred eighty days' prior written notice to the Trust. Similarly, the Additional Custodian may terminate the Anchorage Digital Custodian Agreement (i) for cause (as defined in the Anchorage Digital Custodian Agreement) that is not cured within thirty (30) days after the Trust receives written notice of such breach, (ii) upon one hundred eighty days' prior written notice to the Trust, (iii) if any part of the Custodial Services is, or is likely to become, in violation of applicable law, or (iv) if the Trust files for bankruptcy or becomes insolvent. If the Custodian or the Additional Custodian resigns or is removed, by the Sponsor or otherwise, without replacement, the Trust will dissolve in accordance with the terms of the Trust Agreement.

The following risk factor under the section titled “Risk Factors—Risk Factors Related to the Offering” on page 60 of the Prospectus, is hereby amended and restated as follows and supersedes the corresponding risk factor contained in the Prospectus:

Arbitrage transactions intended to keep the price of the Shares closely linked to the price of SUI may be problematic if the process for the purchase and redemption of Baskets encounters difficulties, which may adversely affect an investment in the Shares.

If the processes of creation and redemption of Shares (which depend on timely transfers of SUI to and by the Custodian or the Additional Custodian, as applicable) encounter any unanticipated difficulties due to, for example, the price volatility of SUI, the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Custodian or the Additional Custodian, the closing of Digital Asset Trading Platforms due to fraud, failures, security breaches or otherwise, or network outages or congestion, spikes in transaction fees demanded by validators, or other problems or disruptions affecting the Sui Network, then potential market participants, such as the Authorized Participants and their customers, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying SUI may not take the risk that, as a result of those difficulties, they may not be able to realize the profit they expect.

Alternatively, in the case of a network outage or other problems affecting the Sui Network, the processing of transactions on the Sui Network may be disrupted, which in turn may prevent Liquidity Providers from depositing or withdrawing SUI from their custody accounts, which in turn could affect the creation or redemption of Baskets. If this is the case, the liquidity of the Shares may decline and the price of the Shares may fluctuate independently of the price of SUI and may fall or otherwise diverge from NAV. Furthermore, in the event that the market for SUI should become relatively illiquid and thereby materially restrict opportunities for arbitraging by delivering SUI in return for Baskets, the price of the Shares may diverge from the price of SUI.